UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 9, 2009

INTERLINK-US-NETWORK, LTD.

(Exact name of registrant as specified in its charter)

California	**000-50021**	**95-4642831**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

10390 Wilshire Boulevard
Penthouse 20
Los Angeles, California 90024
(Address of principal executive offices)

(310) 777-0012
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.03. Material Modification to Rights of Security Holders

On June 9, 2009, our Board of Directors voted to create a new class of Preferred Stock consisting of 500,000 shares and designated Series B Convertible Preferred Stock ("Series B Preferred"). The Series B Preferred have dividend and liquidation preference over Common Stock. The shares of Series B Preferred have no voting rights unless and until such shares are converted into shares of Common Stock. Each share of Series B Preferred is convertible into shares of Common Stock at a rate per share equal to the greater of (a) $6.50 per share of Series B Preferred at the time of conversion or (b) the actual price per share of Common Stock based on the average trading price of the Common Stock for the 10 days preceding the date of the notice of conversion filed by the holder of the Series B Preferred, but in any event, each shares of Series B Preferred will convert into a minimum of 2 shares of Common Stock on the basis of $5.00 per share of Series B Preferred.

Item 5.03. Amendment to Articles of Incorporation

On June 10, 2009, we filed with the Secretary of State of the State of California a Certificate of Determination of Preferences, Rights and Limitations of Series B Convertible Preferred Stock creating a new class of Preferred Stock consisting of 500,000 shares and designated Series B Convertible Preferred Stock. The Certificate of Determination was declared effective on the open of business on June 11, 2009.

Item 9.01 Financial Statements and exhibits.

Exhibit Number	Description
3.1*	Certificate of Determination of Preferences, Rights and Limitations of Series B Convertible Preferred Stock filed on June 10, 2009

* Attached hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NuTECH DIGITAL

Date: June 25, 2009　　　　By: /s/ Richard M. Greenberg

Richard M. Greenberg
President

Exhibit 3.1

A0692443



State of California
Secretary of State

I, DEBRA BOWEN, Secretary of State of the State of California, hereby certify:

That the attached transcript of __15__ page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

JUN 1 1 2009

Debra Bowen

DEBRA BOWEN
Secretary of State

Sec/State Form CE-107 (REV 1/2007)

OSP08 111441

A0692443

ENDORSED - FILED
In the office of the Secretary of State
of the State of California

JUN 1 0 2009

OFFICERS' CERTIFICATE
OF
INTERLINK-US-NETWORK, LTD.,
a California corporation

CERTIFICATE OF DETERMINATION OF PREFERENCES, RIGHTS AND LIMITATIONS
OF
SERIES B CONVERTIBLE PREFERRED STOCK
PURSUANT TO SECTION 401 OF THE
CALIFORNIA GENERAL CORPORATION LAW

The undersigned, A. Frederick Greenberg and Richard M. Greenberg, do hereby certify that:

1. A. Frederick Greenberg is the Chief Executive Officer and Richard M. Greenberg is the President, Secretary and Treasurer of Interlink-US-Network, Ltd., a California corporation (the "Corporation").

2. The Corporation is authorized to issue 50,000,000 shares of preferred stock, 30,000 of which have been designated Series A, of which 23,800 have been issued. The shareholders of the Corporation have previously granted the authority to the Board of Directors of the Corporation to set the rights and preferences of the authorized preferred stock in its sole discretion without further action by the shareholders.

3. The Corporation is hereby creating Series B Convertible Preferred Stock consisting of 500,000 shares.

4. A copy of the unanimous written consent of the Board of Directors authorizing this Officers' Certificate with Certificate of Determination of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, together with the Terms of Series B Preferred Stock, are attached hereto as Attachments A and B, respectively, and incorporated by reference as if fully set forth herein.

IN WITNESS WHEREOF, the undersigned have executed this Officers' Certificate this 9 day of June, 2009. We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge. Executed at Los Angeles, California.

DATE: June 9, 2009

By: _____
A. Frederick Greenberg, CEO

By: _____
Richard M. Greenberg, President, Treasurer and Secretary

ACTION BY WRITTEN CONSENT
OF
THE BOARD OF DIRECTORS
OF
INTERLINK-US-NETWORK, LTD.

The undersigned, the Board of Directors of Interlink-US-Network, Ltd., a California corporation (the "Corporation"), without the formality of convening a meeting, does hereby consent in writing to the adoption of the following resolutions pursuant to Section 307(b) of the California General Corporation Law, and direct that this consent shall be filed by the Secretary of the Corporation with the minutes of the meetings of the Board of Directors of the Corporation.

WHEREAS, the Certificate of Incorporation of the Corporation provides for a class of its authorized stock known as preferred stock issuable from time to time in one or more series, with a total authorized 50,000,000 shares of Preferred Stock;

WHEREAS, the Board of Directors of the Corporation is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any Series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of up to 500.00 shares of the preferred stock which the corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property to be designated as Series B Convertible Preferred Stock, consisting of 500,000 shares, and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as set forth in the attached Terms of Series B Preferred Stock.

RESOLVED, FURTHER, that the Chairman, the Chief Executive Officer, the President or any Vice-President, and the Secretary or any Assistant Secretary, of the Corporation be and they hereby are authorized and directed to prepare and file a Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of California law.

This document may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

Executed as of June 9, 2009.

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Board of Directors



A. Roderick Greenberg, Director

Richard M. Greenberg, Director

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ATTACHMENT B

TERMS OF SERIES B PREFERRED STOCK

Section 1. Definitions. Capitalized terms not otherwise defined herein shall have the following meanings:

"Bankruptcy Event" means any of the following events: (a) the Corporation or any Significant Subsidiary (as such term is defined in Rule 1.02(s) of Regulation S-X promulgated under the Securities Act of 1933) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Corporation or any Significant Subsidiary thereof; (b) there is commenced against the Corporation or any Significant Subsidiary thereof any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Corporation or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Corporation or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days; (e) the Corporation or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors; (f) the Corporation or any Significant Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (g) the Corporation or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

"Buy-In" shall have the meaning set forth in Section 6(e)(iii).

"Change of Control Transaction" means the occurrence after the date hereof of any of (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Corporation, by contract or otherwise) of in excess of 33% of the voting securities of the Corporation, or (ii) the Corporation merges into or consolidates with any other Person, or any Person merges into or consolidates with the Corporation and, after giving effect to such transaction, the stockholders of the Corporation immediately prior to such transaction own less than 66% of the aggregate voting power of the Corporation or the successor entity of such transaction, or (iii) the Corporation sells or transfers its assets, as an entirety or substantially as an entirety, to another Person and the stockholders of the Corporation immediately prior to such transaction own less than 66% of the aggregate voting power of the acquiring entity immediately after the transaction.

"Closing Date" means the Trading Day when all of the conditions precedent to (i) the Holders' obligations to pay the Subscription Amount and (ii) the Corporation's obligations to deliver the Securities have been satisfied or waived.

"Commission" means the Securities and Exchange Commission.

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Initials

"Common Stock" means the Corporation's common stock, no par value per share, and stock of any other class of securities into which such securities may hereafter have been reclassified or changed into.

"Common Stock Equivalents" means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

"Conversion Date" shall have the meaning set forth in Section 6(a).

"Conversion Period" means the period commencing six (6) months after the date of purchase of the Series B Preferred Stock and expiring on the first anniversary of the date of purchase, at which point the shares of Series B Preferred Stock will be automatically converted to shares of Common Stock.

"Conversion Shares" means, collectively, the shares of Common Stock into which the shares of Series B Preferred Stock are convertible in accordance with the terms hereof.

"Equity Conditions" shall mean, during the period in question, (i) the Corporation shall have duly honored all conversions scheduled to occur or occurring by virtue of one or more Notices of Conversion of the Holder, if any, (ii) all liquidated damages and other amounts owing to the Holder in respect of the Series B Preferred Stock shall have been paid; (iii) there is an effective Conversion Shares Registration Statement pursuant to which the Holder is permitted to utilize the prospectus thereunder to resell all of the shares issuable to Holder (and the Corporation believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future), (iv) the Common Stock is trading on the Trading Market and all of the shares are listed for trading on a Trading Market (and the Corporation believes, in good faith, that trading of the Common Stock on a Trading Market will continue uninterrupted for the foreseeable future), (v) there is a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares issuable to Holder, (vi) there is then existing no Triggering Event or event which, with the passage of time or the giving of notice, would constitute a Triggering Event, (vii) the issuance of the shares in question (or, in the case of a redemption, the shares issuable upon conversion in full of the redemption amount) to the Holder would not violate the limitations set forth in Section 6(c) and (viii) no public announcement of a pending or proposed Change of Control Transaction or acquisition transaction has occurred that has not been consummated.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Holder" shall have the meaning given such term in Section 2.

"Junior Securities" means the Common Stock and all other equity or equity equivalent securities of the Corporation other than those securities that are (a) outstanding on the Original Issue Date

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and (b) which are explicitly senior or pari passu in rights or liquidation preference to the Series B Preferred Stock.

"Liquidation" shall have the meaning given such term in Section 5.

"Los Angeles Courts" shall have the meaning given such term in Section 10(d).

"Notice of Conversion" shall have the meaning given such term in Section 6(a).

"Original Issue Date" shall mean the date of the first issuance of any shares of the Series B Preferred Stock regardless of the number of transfers of any particular shares of Series B Preferred Stock and regardless of the number of certificates which may be issued to evidence such Series B Preferred Stock.

"Person" means a corporation, an association, a partnership, an organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Share Delivery Date" shall have the meaning given such term in Section 6(c).

"Subscription Amount" shall mean, as to each Holder, the amount to be paid for the Series B Preferred Stock purchased in United States Dollars and in immediately available funds.

"Subsidiary" shall mean any corporation owned, in whole or in part, by the Corporation now or in the future.

"Trading Day" means a day on which the Common Stock is traded on a Trading Market.

"Trading Market" means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NASDAQ SmallCap Market, the American Stock Exchange, the New York Stock Exchange, the NASDAQ National Market or the OTC Bulletin Board.

"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the primary Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg Financial L.P. (based on a Trading Day from 9:30 a.m. EST to 4:02 p.m. Eastern Time) using the VAP function; (b) if the Common Stock is not then listed or quoted on the Trading Market and if prices for the Common Stock are then reported in the "Pink Sheets" published by the Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (c) in all other cases, the fair market value of a share of Common Stock as determined by a nationally recognized-independent appraiser selected in good faith by Holders

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Initials

holding a majority of the shares of Series B Preferred Stock then outstanding and/or the Board of Directors of the Corporation.

Section 2. Designation, Amount and Par Value. The series of preferred stock shall be designated as its Series B Convertible Preferred Stock (the "Series B Preferred Stock") and the number of shares so designated shall be 500,000 (which shall not be subject to increase without the consent of the holders of a majority of the Series B Preferred Stock (each, a "Holder" and collectively, the "Holders")), provided that the Board of Directors of the Corporation can decrease the number of shares designated as Series B Convertible Preferred Stock for all such shares not sold within one (1) year after the filing of this Certificate. Each share of Series B Preferred Stock shall have no par value per share.

Section 3. Dividend Preference. So long as any Series B Preferred Stock shall remain outstanding, neither the Corporation nor any Subsidiary thereof shall redeem, purchase or otherwise acquire directly or indirectly any Junior Securities. So long as any Series B Preferred Stock shall remain outstanding, neither the Corporation nor any Subsidiary thereof shall directly or indirectly pay or declare any dividend or make any distribution (other than dividends due and paid in the ordinary course on preferred stock of the Corporation at such times when the Corporation is in compliance with its payment and other obligations hereunder) upon, nor shall any distribution be made in respect of, any Junior Securities so long as any dividends due on the Series B Preferred Stock remain unpaid or prior to the payment of any dividend to the Holders of the Series B Preferred Stock, nor shall any monies be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities or shares pari passu with the Series B Preferred Stock.

Section 4. Voting Rights. Except as otherwise provided herein and as otherwise required by law, each share of Series B Preferred Stock shall have no voting rights unless and until such shares of Series B Preferred Stock are converted into shares of Common Stock pursuant to the terms hereof. So long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the shares of the Series B Preferred Stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend this Certificate of Designation, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 5) senior to or otherwise pari passu with the Series B Preferred Stock, (c) amend its certificate of incorporation or other charter documents so as to affect adversely any rights of the Holders, (d) increase the authorized number of shares of Series B Preferred Stock, or (e) enter into any agreement with respect to the foregoing.

Section 5. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the Holders shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each share of Series B Preferred Stock an amount equal to the accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be

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Initi

distributed among the Holders ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. A Change of Control Transaction shall not be treated as a Liquidation. The Corporation shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each record Holder.

Section 6. Conversion. Subject to adjustment under Section 7 hereof, each share of Series B Preferred Stock shall be convertible into shares of Common Stock, at any time from and after the start of the Conversion Period into that amount of shares of Common Stock at a rate per share equal to the greater of (a) $6.50 per share of Series B Preferred Stock at the time of conversion or (b) the actual price per share of Common Stock based on the average trading price of the Common Stock for the 10 days preceding the date of a Notice of Conversion (as defined below); provided that in any event, each share of Series B Preferred Stock will convert into a minimum of two (2) shares of Common Stock on the basis of $5.00 per share of Series B Preferred Stock. For purposes of calculating the foregoing, the Common Stock will be valued at the average closing price for the ten (10) days preceding the date of conversion request as reported on the OTC Bulletin Board or such other exchange or system on which shares of the Corporation's Common Stock are quoted. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a "Notice of Conversion"). Each Notice of Conversion shall specify the number of shares of Series B Preferred Stock to be converted, the number of shares of Series B Preferred Stock owned prior to the conversion at issue, the number of shares of Series B Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected. The date on which the conversion is to be accomplished may be any time from delivery of the Notice of Conversion to the Corporation, including by facsimile transmission (the "Conversion Date") to no more than 15 Trading Days subsequent to the delivery of such Notice of Conversion. If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions, as the case may be, of shares of Series B Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing such shares of Series B Preferred Stock to the Corporation unless all of the shares of Series B Preferred Stock represented thereby are so converted, in which case the Holder shall deliver the certificate representing such share of Series B Preferred Stock promptly following the Conversion Date at issue. Shares of Series B Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and may not be reissued. Purchasers of Series B Preferred Stock may not convert their shares until six (6) months after the date of purchase, and conversion of all outstanding shares of Series B Preferred Stock will be mandatory on the date which is one year after the date of purchase.

b) RESERVED.

c) RESERVED.

d) RESERVED.

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e) Mechanics of Conversion

i. Delivery of Certificate Upon Conversion. Not later than three Trading Days after each Conversion Date (the "Share Delivery Date"), the Corporation shall deliver or cause to be delivered to the Holder (A) a certificate or certificates which, after the Effective Date, shall be free of restrictive legends and trading restrictions representing the number of shares of Common Stock being acquired upon the conversion of shares of Series B Preferred Stock, and (B) a bank check in the amount of accrued and unpaid dividends (if the Corporation has elected or is required to pay accrued dividends in cash). After the Effective Date, the Corporation shall, upon request of the Holder, deliver any certificate or certificates required to be delivered by the Corporation under this Section electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after the Conversion Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Corporation shall immediately return the certificates representing the shares of Series B Preferred Stock tendered for conversion.

ii. Obligation Absolute; Partial Liquidated Damages. The Corporation's obligations to issue and deliver the Conversion Shares upon conversion of Series B Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by the Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to the Holder in connection with the issuance of such Conversion Shares. Nothing herein shall limit a Holder's right to pursue actual damages for the Corporation's failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

iii. Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Conversion. If the Corporation fails to deliver to the Holder such certificate or certificates pursuant to Section 6(e)(i) by a Share Delivery Date, and if after such Share Delivery Date the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which the Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a "Buy-In"), then the Corporation shall pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the price at which the sell order giving rise to such purchase obligation was executed. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series B Preferred Stock with respect to which the aggregate sale price giving rise to

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such purchase obligation is $10,000, under clause (A) of the immediately preceding sentence the Corporation shall be required to pay the Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation's failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Series B Preferred Stock as required pursuant to the terms hereof.

iv. Reservation of Shares Issuable Upon Conversion. The Corporation covenants that it will take such actions as may be reasonable or necessary so that at all times the Corporation may reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of the Series B Preferred Stock and payment of dividends on the Series B Preferred Stock, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder (and the other Holders of the Series B Preferred Stock), not less than such number of shares of the Common Stock as shall be issuable (taking into account the adjustments and restrictions of Section 7) upon the conversion of all outstanding shares of Series B Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, and nonassessable.

v. Fractional Shares. Upon a conversion hereunder, the Corporation shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but instead will pay the fair value of such fractions in cash.

vi. Transfer Taxes. The issuance of certificates for shares of the Common Stock on conversion of this Series B Preferred Stock shall be made without charge to the Holder hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such shares of Series B Preferred Stock so converted and the Corporation shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

Section 7. Certain Adjustments.
a) Stock Dividends and Stock Splits. If the Corporation, at any time while this Series B Preferred Stock is outstanding: (A) pays a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to this Series B Preferred Stock), (B) subdivides outstanding shares of Common Stock into a larger number of shares, (C) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issues by reclassification of shares of the Common Stock any shares of

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capital stock of the Corporation, then the Conversion Amount shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) RESERVED.

c) Subsequent Rights Offerings. If the Corporation, at any time while the Series B Preferred Stock is outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to Holders) entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the VWAP at the record date mentioned below, then the Conversion Amount with respect to the shares of Series B Preferred Stock outstanding shall be multiplied by a fraction, of which the denominator shall be the number of shares of the Common Stock Outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the Common Stock Outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming receipt by the Corporation in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

d) Pro Rata Distributions. If the Corporation, at any time while Series B Preferred Stock is outstanding, shall distribute to all holders of Common Stock (and not to Holders) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security, then in each such case the Conversion Amount shall be adjusted by multiplying such Conversion Amount in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

e) RESERVED.

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f) Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

g) Notice to Holders.

i. Adjustment to Conversion Amount. Whenever the Conversion Amount is adjusted pursuant to any of this Section 7, the Corporation shall promptly mail to each Holder a notice setting forth the Conversion Amount after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Conversion by Holder. If (A) the Corporation shall declare a dividend (or any other distribution) on the Common Stock; (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Corporation shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation; then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of this Series B Preferred Stock, and shall cause to be mailed to the Holder at its last address as its shall appear upon the stock books of the Corporation, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert the Conversion Amount of this Series B Preferred Stock (or any part hereof) during the 20-day period commencing the date of such notice to the effective date of the event triggering such notice.

Section 8. RESERVED.

Section 9. RESERVED.

Section 10. Miscellaneous.
a) Notices. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Notice of Conversion, shall be in writing

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and delivered personally, or sent by a nationally recognized overnight courier service, addressed to the Corporation to the attention of the Chief Executive Officer at its principal executive offices or such other address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, or sent by a nationally recognized overnight courier service addressed to each Holder at the address of such Holder appearing on the books of the Corporation, or if no such address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earlier of (i) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (ii) upon actual receipt, by the party to whom such notice is required to be given.

b) Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the liquidated damages (if any) on, the shares of Series B Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

c) Lost or Mutilated Series B Preferred Stock Certificate. If a Holder's Series B Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series B Preferred Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

d) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated hereby (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of Los Angeles (the "Los Angeles Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Los Angeles Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such Los Angeles Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions

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contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

e) Waiver. Any waiver by the Corporation or the Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation. The failure of the Corporation or the Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver must be in writing.

f) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

g) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

h) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

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INTERLINK-US-NETWORK, LTD.
ANNEX A
NOTICE OF CONVERSION
(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT
SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series B Convertible Preferred Stock ("Series B Preferred Stock") indicated below, into shares of common stock, no par value per share (the "Common Stock"), of Interlink-US-Network, Ltd., a California corporation (the "Corporation"), according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Corporation in accordance therewith. No fee will be charged to the Holder for any conversion, except for such transfer taxes, if any.

Conversion calculations:
Date to Effect Conversion: _____
Number of shares of Series B Preferred Stock owned prior to Conversion: _____
Number of shares of Series B Preferred Stock to be Converted: _____
Number of shares of Common Stock to be Issued: _____
Applicable Conversion Amount: _____
Number of shares of Series B Preferred Stock subsequent to Conversion: _____

[HOLDER]

By:_____
Name:
Title:



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